FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 6

to

ANNUAL REPORT

of

QUEENSLAND TREASURY CORPORATION

(registrant)

a Statutory Corporation of

THE STATE OF QUEENSLAND, AUSTRALIA

(coregistrant)

(names of registrants)

Date of end of last fiscal year:

June 30, 2009

SECURITIES REGISTERED

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered

Global A$ Bonds Medium-Term Notes	A$4,487,553,000 US$ 350,000,000	None (1) None (1)

(1)	This Form 18-K/A is being filed voluntarily by the registrant and coregistrant.

Names and address of persons authorized to receive notices and communications on behalf of the registrants from the Securities and Exchange Commission:

Neil Castles Acting Chief Executive Queensland Treasury Corporation Mineral and Energy Centre, 61 Mary Street Brisbane, Queensland 4000 Australia	Gerard Bradley Under Treasurer of the State of Queensland Executive Building 100 George Street Brisbane, Queensland 4000 Australia

EXPLANATORY NOTE

The undersigned registrants hereby amend the Annual Report filed on Form 18-K for the above-noted fiscal year by attaching hereto as Exhibit (c)(xii) the Queensland State Accounts March Quarter 2010, as Exhibit (c)(xiii) Queensland Treasury Corporation’s Annual Report for the year ended June 30, 2010 and as Exhibit (g)(iii) the consents of Mr. Neil Castles, Acting Chief Executive, Queensland Treasury Corporation; Mr. Gerard Bradley, Under Treasurer of the State of Queensland; Mr. Glenn Gordon Poole, Auditor-General, State of Queensland; and Mr. Stephen Rochester, Chairman, Queensland Treasury Corporation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Brisbane, Australia on the 5 day of October, 2010.

QUEENSLAND TREASURY CORPORATION

By:	/S/ NEIL CASTLES
Name:	Neil Castles
Title:	Acting Chief Executive

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Brisbane, Australia on the 7 day of October, 2009.

GOVERNMENT OF QUEENSLAND

By:	/S/ ANDREW FRASER
Name:	The Honourable Andrew Fraser MP
Title:	Treasurer

INDEX TO EXHIBITS

Exhibit (c)(xii)-	Queensland State Accounts March Quarter 2010.

Exhibit (c)(xiii)-	Queensland Treasury Corporation’s Annual Report for the year ended June 30, 2010.

Exhibit (g)(iii)-	Consents.